Filed Pursuant to Rule 433

Registration No. 333-171519 and

333-171519-01 through 333-171519-05

Final Term Sheet dated February 8, 2011

$1,250,000,000 Floating Rate Senior Guaranteed Notes due 2014

Guaranteed by Certain Subsidiaries of Ally Financial Inc.

Issuer:	Ally Financial Inc. (“Ally”)

Guarantors:	Ally US LLC, IB Finance Holding Company, LLC, GMAC Latin America Holdings LLC, GMAC International Holdings B.V. and GMAC Continental LLC, each a subsidiary of Ally

Expected Ratings:	B1 / B / BB (Moody’s/S&P/Fitch)

Title of Securities:	Floating Rate Senior Guaranteed Notes due 2014 (the “Notes”)

Legal Format:	SEC Registered

Trade Date:	February 8, 2011

Settlement Date:	February 11, 2011 (T+3)

Final Maturity Date:	February 11, 2014

Aggregate Principal Amount:	$1,250,000,000

Gross Proceeds:	$1,250,000,000

Price to Public:	100.000%

Underwriting Discount:	0.875%

Net Proceeds to Ally before Estimated Expenses:	$1,239,062,500

Interest Rate:	The Interest Rate for the first Interest Period will be the 3-month U.S. dollar London Interbank Offered Rate (“LIBOR”), as determined on February 9, 2011, plus the Spread (as described below). Thereafter, the Interest Rate for any Interest Period will be U.S. dollar LIBOR, as determined on the applicable Interest Determination Date, plus the Spread. The Interest Rate will be reset quarterly on each Interest Reset Date

Spread to LIBOR:	+320 bps

Interest Payment Dates:	February 11, May 11, August 11 and November 11, provided that if any interest payment date would otherwise be a day that is not a business day, the interest payment date will be postponed to the immediately succeeding day that is a business day, except that if that business day is in the immediately succeeding calendar month, the interest payment date shall be the immediately preceding business day

First Interest Payment Date:	May 11, 2011

Optional Redemption:	None

Day Count Convention:	Actual/360

Date Interest Starts Accruing:	February 11, 2011

Business Days:	New York, London

Initial Interest Rate:	Three-month LIBOR, determined as of two London business days prior to the settlement date, plus 3.20% per annum

Interest Reset Dates:	Quarterly on February 11, May 11, August 11 and November 11, beginning on May 11, 2011, and at maturity, provided that if any interest reset date would otherwise be a day that is not a business day, the interest reset date will be postponed to the immediately succeeding day that is a business day, except that if that business day is in the immediately succeeding calendar month, the interest reset date shall be the immediately preceding business day

Interest Reset Periods:	The “initial interest reset period” will be the period from and including the settlement date to but excluding the first interest reset date. Thereafter, each “interest reset period” will be the period from and including an interest reset date to but excluding the immediately succeeding interest reset date; provided that the final interest reset period for the notes will be the period from and including the interest reset date immediately preceding the maturity date of such notes to but excluding the maturity date

Interest Determination Date and LIBOR Calculation:

The interest rate applicable to each interest reset period commencing on the related interest reset date, or the settlement date in the case of the initial interest period, will be the rate determined as of the applicable interest determination date. The “interest determination date” will be the second London business day immediately preceding the settlement date, in the case of the initial interest reset period, or thereafter the applicable interest reset date.

Three-month LIBOR will be determined by the calculation agent as of the applicable interest determination date in accordance with the following provisions:

    (i) LIBOR is the rate for deposits in U.S. dollars for the 3-month period which appears on Reuters LIBOR 01 (as defined below) at approximately 11:00 a.m., London time, on the applicable interest determination date. “Reuters LIBOR 01” means the display designated on page “LIBOR 01 on the Reuters Service (or such other page as may replace the LIBOR 01 page on that service, any successor service or such other service or services as may be nominated by the British Bankers’ Association for the purpose of displaying London interbank offered rates for U.S. dollar deposits). If no rate appears on Reuters LIBOR 01, LIBOR for such interest determination date will be determined in accordance with the provisions of paragraph (ii) below.

(ii) With respect to an interest determination date on which no rate appears on Reuters LIBOR 01 as of approximately 11:00 a.m., London time, on such interest determination date, the calculation agent shall request the principal London offices of each of four major reference banks (which may include affiliates of the underwriters) in the London interbank market selected by the calculation agent (after consultation with the company) to provide the calculation agent with a quotation of the rate at which deposits of U.S. dollars having a three-month maturity, commencing on the second London business day immediately following such interest determination date, are offered by it to prime banks in the London interbank market as of approximately 11:00 a.m., London time, on such interest determination date in a principal amount equal to an amount of not less than U.S. $1,000,000 that is representative for a single transaction in such market at such time. If at least two such quotations are provided, LIBOR for such interest determination date will be the arithmetic mean of such quotations as calculated by the calculation agent. If fewer than two quotations are provided, LIBOR for such interest determination date will be the arithmetic mean of the rates quoted as of approximately 11:00 a.m., New York City time, on such interest determination date by three major banks (which may include affiliates of the underwriters) selected by the calculation agent (after consultation with the company) for loans in U.S. dollars to leading European banks having a three-month maturity commencing on the second London business day immediately following such interest determination date and in a principal amount equal to an amount of not less than U.S. $1,000,000 that is representative for a single transaction in such market at such time; provided, however, that if the banks selected as aforesaid by the calculation agent are not quoting such rates as mentioned in this sentence, LIBOR for such interest determination date will be LIBOR determined with respect to the immediately preceding interest determination date

Regular Record Dates:	15 calendar days prior to each interest payment date

Calculation Agent:	The Bank of New York Mellon

CUSIP/ISIN Numbers:	CUSIP: 02005N AG5

ISIN: US02005NAG51

Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Goldman, Sachs & Co. RBS Securities Inc.

Co-Managers:

BNP Paribas Securities Corp.

Deutsche Bank Securities Inc.

RBC Capital Markets, LLC

Scotia Capital (USA) Inc.

Aladdin Capital LLC

Blaylock Robert Van, LLC

CastleOak Securities, L.P.

Samuel A. Ramirez & Company, Inc.

Denominations:	2,000 x 1,000

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplement for the offering) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-877-858-5407, Barclays Capital Inc. toll-free at 1-888-603-5847, Goldman, Sachs & Co. toll-free at 1-866-471-2526 or RBS Securities Inc. toll-free at 1-866-884-2071.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.